FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                   7 May 2003



                     CRH: Chairman's AGM Updating Statement



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Chairman's AGM Updating Statement






                                  NEWS RELEASE

                        CHAIRMAN'S AGM UPDATING STATEMENT

                      ANNUAL GENERAL MEETING - 7th MAY 2003


Trading in the early months of 2003 has been affected by contrasting weather patterns across our various operations. Although the impact has on balance been adverse, we would hope that the effects will equalise as we move into the main construction seasons in our various markets.

In Ireland, the trends in construction demand evident in the second half of 2002 have continued to date in 2003 boosted by the favourable Irish weather conditions of recent months. Residential construction remains buoyant and, combined with good levels of infrastructural activity, has resulted in strong volume increases for the first four months of 2003, despite a weak backdrop for commercial and industrial construction.

In Britain, overall construction activity levels to date are broadly in line with the same period last year. Although Ibstock Brick volumes are slightly behind last year, good price increases are being achieved. Residential demand in Northern Ireland is good, however, the anticipated benefits from increased road maintenance work have been slow to materialise.

In Mainland Europe, trading patterns have been mixed. An exceptionally cold first quarter in Northern Europe adversely impacted our Materials Division activities in the Polish and Finnish markets. However, our Swiss operations experienced normal seasonal demand while volumes in Spain have remained strong in an increasingly competitive market. In the Products and Distribution Division, our concrete, clay and building products activities continue to be affected by general weakness in residential and commercial markets in the Benelux, France and Germany. Our Distribution operations have started the year well, supported by good demand and margin improvement in our DIY retailing operations in the Benelux.

In North America, traditionally low early season activity levels for the Materials Division were reduced by severe snowfalls throughout the Northeast and Midwest, offset somewhat by milder than usual conditions in the West. The main construction season for the Materials Division is just now getting underway with management strongly focussed on mitigating the impact of higher key energy-related costs on our performance for the year as a whole. Our Products and Distribution Division was also affected by poor weather which restricted both residential and non-residential construction activity and product shipments. While there are continuing uncertainties, underlying residential and infrastructure demand look reasonable although the outlook for non-residential activity remains weak.

To date in 2003 we have completed acquisitions totalling EUR 285 million, comprising 14 deals across our operations. With a robust cash flow and a strong balance sheet, we will continue to grow the Group through internal development and acquisitions but only where we see value and good strategic fit.

While recent weeks have seen the normal seasonal pick up in activity and some moderation in energy costs, markets are likely to remain difficult for the immediate future. We aim to offset the effect of this through our continuing strong focus on cost control, efficiency improvements, the recovery of higher input costs and an active development programme. However, recent currency trends, in particular the weaker US$ which impacts the translation of our US profits into euro, make this more challenging.

                                     ------


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

    E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                            Square, Dublin 2, Ireland







                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CRH public limited company
                                                         (Registrant)


Date: 7 May 2003
                                                  By: ___/s/ M. P. Lee___

                                                      M. P. Lee
                                                      Finance Director Designate